

September 30, 2011

Via E-mail
Patricia K. Collawn
President and Chief Executive Officer
PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158

> **Re:** **PNM Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2011**
> **File No. 001-32462**

Dear Ms. Collawn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 41

1. We note that you set salary increases based on your peer group and the Towers Watson U.S. CDB Energy Service Executive Database. As such it appears that you are using the Towers Watson U.S. CDB Energy Service Executive Database as a benchmark. Please include a list of the component companies of this executive database, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Role of the Independent Compensation Consultant, page 43

2. We note references in your discussion here to "comparable positions within similarly situated companies based on current competitive benchmarks," "other public survey data," and on page 44 to "published surveys including…" and on page 46 to "published compensation surveys and proprietary survey data." It appears that you are using multiple benchmarks in order to set your compensation. Please revise in each case to identify these benchmarks and their components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.   If these references are to benchmarks you refer to elsewhere, please revise to clarify.

Other Resources Used by the Compensation Committee, page 44

3. We note that you analyzed indirect compensation based upon data from U. S. Chamber of Commerce Employee Benefits Survey and the Towers Watson Survey of Perquisites and Supplemental Benefits. It appears that you are using these surveys as benchmarks. As such please include a list of the component companies of surveys, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

VP-Controller Scorecard, page 57

4. We note that you disclosed the goals for the controller's compensation but not the actual targets. For example, the threshold 50% goal is "meet CFO EPS" without defining what the CFO EPS target is. Another example, "meet 2010 CFO cash initiatives" does not define what the CFO cash initiatives are. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation. Please revise your disclosure to provide the targets for each goal.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara L. Ransom, Assistant Director, at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director